Exhibit 99.1

News release

Cenovus announces shareholder returns plan, triples dividend
Company releases first-quarter operating and financial results

Calgary, Alberta (April 27, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is further increasing shareholder returns on the strength of its balance sheet and ongoing reliability of its operating performance. The company’s Board of Directors has approved tripling the base dividend starting with the second quarter of 2022, as well as a plan for additional increases to shareholder returns. Beyond the base dividend increase, Cenovus will target to return 50% of quarterly excess free funds flow to shareholders when reported net debt is less than $9 billion. The company will do this through share buybacks and/or variable dividends while also continuing to pay down the balance sheet. Cenovus has adopted an ultimate net debt target of $4 billion. When reported net debt is at the $4 billion floor, Cenovus will target to return 100% of that quarter’s excess free funds flow to shareholders through share buybacks and/or variable dividends.
“We have consistently delivered on our commitments to our shareholders,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “After rapidly deleveraging our balance sheet, we are now able to provide a much clearer picture of how we will position Cenovus for the longer term – as a leader in delivering total shareholder returns.”
First-quarter results highlights
•Total upstream production of approximately 800,000 barrels of oil equivalent per day (BOE/d)1.
•Total downstream throughput of 502,000 barrels per day (bbls/d).
•$1.4 billion cash from operating activities, $2.6 billion adjusted funds flow, $1.8 billion free funds flow.
•Total long-term debt of $11.7 billion and net debt of $8.4 billion as at March 31, 2022.

Financial, production & throughput summary
Financial, production & throughput summary
(For the period ended March 31)	2022 Q1	2021 Q4	% change	2021 Q1	% change
Financial ($ millions, except per share amounts)
Cash from operating activities	1,365	2,184	(38)	228	499
Adjusted funds flow[2]	2,583	1,948	33	1,141	126
Per share (basic)[2]	1.30	0.97		0.57
Capital investment	746	835	(11)	547	36
Free funds flow[2]	1,837	1,113	65	594	209
Net earnings (loss)	1,625	(408)		220	639
Per share (basic)	0.81	(0.21)		0.10
Long-term debt	11,744	12,385	(5)	13,947	(16)
Net debt	8,407	9,591	(12)	13,340	(37)
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	654,500	678,300	(4)	620,100	6
Conventional natural gas (MMcf/d)	865	884	(2)	895	(3)
Total upstream production (BOE/d)[1]	798,600	825,300	(3)	769,300	4
Total downstream throughput (bbls/d)	501,800	469,900	7	469,100	7
1See Advisory for production by product type.
2Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

2022 capital budget and guidance update
To reflect significant changes in the commodity pricing environment as well as the disposition of the Tucker and Wembley assets in the first quarter, Cenovus has updated its 2022 corporate guidance. It is available on Cenovus’s website under Investors.

Changes to 2022 guidance include a $300 million increase to total capital expenditures for the year to an updated range of $2.9 billion to $3.3 billion, entirely related to an increase in projected capital spend to complete the Superior Refinery rebuild in 2022. The rebuild is now expected to cost a total of about US$1.2 billion, up from approximately US$950 million due to several factors, including higher labour costs, COVID-19 pandemic-related expenses, inflation and supply chain constraints. As a result, expected 2022 capital spend for the Superior rebuild has increased to between C$500 million and C$550 million.

The 2022 guidance changes also include increases to expected unit operating expenses across the Upstream business, reflecting impacts of anticipated continued strength in the outlook for natural gas prices. At the same time, higher gas prices are expected to drive improved realized pricing in Cenovus’s Conventional business, with this offset reflected in the company’s relatively low overall sensitivity to AECO natural gas prices. The guidance range for expected cash taxes for the year has increased to between $1.4 billion and $1.7 billion, reflecting higher commodity price assumptions.

Shareholder returns plan and capital allocation framework
The company has further defined its capital allocation framework to ensure continued balance sheet strength and increased clarity around delivering returns to shareholders across price environments.
Capital allocation framework
Maintaining a strong balance sheet with the resilience to withstand price volatility and capitalize on opportunities throughout the commodity cycle is a key element of Cenovus’s capital allocation framework. As such, up to 50% of excess free funds flow will continue to be allocated towards reducing net debt until Cenovus reaches its net debt floor of $4 billion, which represents approximately one times net debt to adjusted funds flow at about US$45 West Texas Intermediate (WTI).

Excess free funds flow will be calculated as free funds flow:
•minus base dividends paid on common shares in the quarter,
•minus dividends paid on preferred shares in the quarter,
•minus other uses of cash (including decommissioning liabilities and principal repayment of leases) in the quarter,
•minus any acquisition costs from acquisition activities closing in the quarter,
•plus any proceeds from divestiture activities closing in the quarter.

Cenovus will continue to maintain capital discipline, with the five-year business plan outlined at the company’s Investor Day in December 2021 remaining in place and instrumental to growing shareholder returns. The company will also continue to ensure the business is appropriately funded and reinvestment in the business will continue to be evaluated under the company’s existing capital framework.

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Shareholder returns
Beginning with the second quarter of 2022, the base dividend will increase from $0.14 per share to $0.42 per share annually, and will continue to be declared and paid quarterly, at the discretion of the Board. The base dividend continues to be a structural component of the financial framework and is set at a level that Cenovus is confident can be sustainably covered at bottom of the cycle pricing of about US$45 WTI, with ample room to grow over the next five years.

Based on the capital allocation framework described above, in addition to base dividends Cenovus plans to deliver incremental shareholder returns as follows:
•When quarter-end net debt is less than $9 billion, the company will target to deliver to shareholders 50% of that quarter’s excess free funds flow in the form of share buybacks and/or variable dividends.
•When quarter-end net debt is at the $4 billion floor, the company will target to deliver to shareholders 100% of that quarter’s excess free funds flow in the form of share buybacks and/or variable dividends.
•Share buybacks will be the preferred mechanism and will continue to be executed opportunistically, driven by return thresholds. Where the value of share buybacks in a quarter is less than the targeted value of returns, the remainder will be delivered through variable dividends paid in the following quarter. Where the value of share buybacks in a quarter is greater than the targeted value of returns, no variable dividend will be paid for that quarter.
Any variable dividends will be paid to shareholders on a quarterly basis, one month following the declaration date. This shareholder returns framework will start with the second quarter of 2022.

First-quarter results
In the first quarter of 2022, Cenovus continued to deliver strong operating and financial results, driven by the company’s top-tier asset base, the safe and reliable performance of its facilities, the company’s low cost structure and the rise in benchmark commodity prices.

Operating results1
Cenovus’s total revenues in the first quarter increased to $16.2 billion from $13.7 billion in the previous quarter, driven by higher average realized sales prices for the company’s products across the Upstream and Downstream businesses. Total operating margin1 was $3.5 billion, compared with $2.6 billion in the fourth quarter. Upstream first-quarter revenues were $9.7 billion, compared with $7.4 billion in the previous quarter. Upstream operating margin2 was more than $2.9 billion, compared with about $2.6 billion in the fourth quarter, with the difference driven by higher realized sales prices and sales volumes, and, as condensate prices continued to rise through the first quarter, the ability to process condensate purchased earlier in the quarter. Downstream revenues were $8.2 billion in the quarter, compared with $8.1 billion in the fourth quarter of 2021. Downstream operating margin4 was up, to $544 million in the first quarter from $42 million in the fourth quarter, with the difference due to U.S. Manufacturing operating margin of $423 million in the quarter compared to an operating margin shortfall of $97 million for that segment in the fourth quarter of 2021.
1Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
2Specified financial measure. See Advisory.

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Cenovus produced nearly 800,000 BOE/d in the first quarter, in line with fourth-quarter production of just over 825,000 BOE/d after adjusting for the January 31 sale of the company’s Tucker oil sands asset. Christina Lake production continued to increase, reaching 254,100 bbls/d in the quarter from 250,900 bbls/d in the previous quarter as the company’s ongoing redrill and redevelopment program brought new volumes online. Foster Creek production of 197,900 bbls/d in the first quarter, compared with 211,800 bbls/d in the fourth quarter, reflected expected reductions in volumes from new wells brought on in late 2021 and was in line with the company’s full-year production guidance for 2022. At the Lloydminster thermal projects, first-quarter production was in line with the previous quarter, and the 10,000 bbls/d Spruce Lake North facility remains on track for start-up later this year. Conventional production was 125,000 BOE/d in the quarter, down from 133,000 BOE/d in the fourth quarter, with the difference reflecting the disposition of the Wembley assets in the first quarter. Offshore production was 76,400 BOE/d in the first quarter compared with 73,100 BOE/d in the fourth quarter.

The Canadian Manufacturing segment had crude utilization of 89% and throughput of 98,100 bbls/d, compared with 98% and 108,300 bbls/d in the fourth quarter. The decreased throughput was mainly due to ramping down activity in preparation for planned maintenance in April at the Lloydminster Upgrader, as well as an unplanned outage in March. The Lloydminster Refinery continued to deliver reliable performance during the first quarter and will undergo a turnaround following maintenance at the Upgrader. Canadian Manufacturing had first-quarter operating margin of $114 million compared with $131 million in the fourth quarter due to the lower throughput.

In the U.S. Manufacturing segment, crude utilization of 80% and throughput of 403,700 bbls/d were both up from 72% and 361,600 bbls/d in the fourth quarter of 2021 when there was a planned turnaround at the Lima Refinery. The increase in throughput from the previous quarter, combined with strategic optimization activities, higher sales volumes and rising market crack spreads, drove a significantly improved operating margin of $423 million in the first quarter compared with an operating margin shortfall of $97 million in the fourth quarter. The significant improvement in operating margin from the previous quarter was somewhat offset by the impact of turnaround activity that commenced in March at the Wood River and Borger refineries, and the Lima Refinery running at less than full rates through January following the turnaround, as well as a reduced slate of refined products in February. The Lima Refinery returned to normal operations in March, positioning it for continued growth for the rest of the year.

The turnaround activity underway at the Wood River and Borger refineries is expected to be completed in the middle of the second quarter. A scheduled turnaround at the Toledo Refinery began in mid-April. After the second quarter, Cenovus expects to have completed most of its planned major maintenance this year, positioning the company for even stronger operational momentum in the second half of the year. Further information on Cenovus’s significant planned maintenance activity in 2022 is provided below under 2022 planned maintenance.

Financial results
Cash from operating activities was $1.4 billion and adjusted funds flow was $2.6 billion in the quarter. Free funds flow of more than $1.8 billion included capital investment of $746 million, primarily to sustain production and throughput levels and continue work on the Superior Refinery rebuild project. Long-term debt was reduced to $11.7 billion as at March 31, 2022, down from $12.4 billion at the end of the fourth quarter of 2021. Net debt was reduced to $8.4 billion as at March 31, 2022, down nearly $1.2 billion from

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December 31, 2021, and the company expects to reach its interim net debt target of below $8 billion imminently. A build in non-cash working capital of $1.2 billion, mainly attributable to an increase in accounts receivable and the impact of higher commodity prices on product inventory, affected the extent of debt reduction in the quarter.

Cash flows were impacted in the first quarter by a previously announced realized risk management loss of $974 million related to Cenovus’s risk management program. With the significant deleveraging of its balance sheet over the past year and its strong liquidity position, Cenovus announced on April 4, 2022 that its crude oil sales price risk management activities related to WTI are no longer required to support financial resilience by providing increased cash flow certainty. The company expects to close the bulk of its outstanding WTI price risk management positions related to crude oil sales over the next month and anticipates no significant financial exposure to WTI sales price risk management contracts beyond the second quarter of 2022.

Cenovus closed the sale of its Tucker asset in the Oil Sands segment for net proceeds of $730 million and its Wembley assets in the Conventional business for net proceeds of approximately $220 million in the quarter. The previously announced $420 million sale of the company’s retail fuels network continues to progress through regulatory approvals, with an anticipated close in the third quarter of 2022.

Cenovus recorded net earnings of $1.6 billion in the first quarter, compared with a net loss of $408 million in the fourth quarter. The difference in net earnings was primarily due to fourth-quarter earnings being impacted by an impairment of $1.9 billion recorded at December 31, 2021, as well as increased operating margin, higher gains on asset divestitures and income of $269 million from Superior rebuild insurance proceeds in the first quarter, as well as lower general and administrative costs partially offset by unrealized risk management losses and a higher re-measurement loss on the contingent payment in the first quarter.

2022 planned maintenance
The following table provides details on planned turnaround activities at Cenovus assets in 2022 and anticipated production or throughput impacts. These planned turnarounds were already reflected in Cenovus’s original 2022 Corporate Guidance announced in December 2021 and remain reflected in the updated guidance.

2022 Planned maintenance
Potential quarterly production/throughput impact (Mbbls/d)
	Q2	Q3	Q4
Upstream
Foster Creek		11 - 14	5 - 8
Christina Lake	14 - 17
Lloydminster Thermals	2 - 3	1 - 2
Downstream
Lloydminster Upgrader	9 - 14
Lloydminster Refinery	11 - 16
U.S. Manufacturing	60 - 70	20 - 25	10 - 15

Dividend declarations and share purchases
Given the strength of Cenovus’s balance sheet, the Board has declared a dividend of $0.105 per share, payable on June 30, 2022 to common shareholders of record as of June 15, 2022.

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The Board also declared a second-quarter dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on June 30, 2022 to shareholders of record as of June 15, 2022 as follows:

Preferred shares dividend summary
	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	2.348	0.14635
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Cenovus continues to execute share purchases under its ongoing normal course issuer bid (NCIB) program, approved in the fourth quarter of 2021, which allows the company to purchase up to 146.5 million of its common shares. As of April 26, 2022, Cenovus has purchased approximately 58 million common shares, delivering over $1 billion in returns to shareholders under its NCIB to date.

Sustainability
Cenovus plans to release its 2021 environmental, social and governance (ESG) report mid-year, providing more details about how the company expects to achieve the targets for its five ESG focus areas: climate & greenhouse gas (GHG) emissions, water stewardship, biodiversity, Indigenous reconciliation and inclusion & diversity.

The Oil Sands Pathways to Net Zero Alliance, jointly founded by Cenovus, continued work on its foundational carbon capture, utilization and storage project. Discussions are ongoing with the federal government to determine how the recently announced investment tax credit for carbon capture projects will be implemented. Based on the Pathways Alliance’s initial assessment, the tax credit is a positive step in the Alliance’s efforts to work collaboratively with governments to help Canada achieve its climate goals and ensure the country can be the world’s preferred supplier of responsibly produced oil. The Alliance is also progressing work to assess the feasibility of multiple other GHG-reducing technologies.

In addition, Cenovus is progressing work on three new carbon capture and storage projects at the Lloydminster Upgrader, Minnedosa Ethanol Plant and Elmworth gas plant, which are outlined in the company’s five-year plan and expected to be operating in the next five years.

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Conference call today
9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, April 27, 2022, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-204-4368 (toll-free in North America) or 647-794-4605 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available. The webcast will be archived for approximately 90 days.
1 p.m. Mountain Time (3 p.m. Eastern Time)
Cenovus will host its Annual Meeting of Shareholders today, April 27, 2022, in a virtual format beginning at 1 p.m. MT (3 p.m. ET). The webcast link to the Shareholders Meeting will be available under Presentations and Events in the Investors section of cenovus.com.

Advisory
Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

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Product types

Product type by operating segment
Three months ended March 31, 2022
Oil Sands
Bitumen (Mbbls/d)	578.8
Heavy crude oil (Mbbls/d)	16.2
Conventional natural gas (MMcf/d)	12.8
Total Oil Sands segment production (BOE/d)	597.0
Conventional
Light crude oil (Mbbls/d)	8.2
Natural gas liquids (Mbbls/d)	24.5
Conventional natural gas (MMcf/d)	555.0
Total Conventional segment production (BOE/d)	125.2
Offshore
Light crude oil (Mbbls/d)	13.7
Natural gas liquids (Mbbls/d)	13.1
Conventional natural gas (MMcf/d)	297.5
Total Offshore segment production (BOE/d)	76.4
Total upstream production (BOE/d)	798.6

Forward‐looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “achieve”, “anticipate”, “commit”, “continue”, “deliver”, “expect”, “focus”, “positioned”, “target”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: general and 2022 priorities; allocation of excess free funds flow to shareholder returns and net debt reduction; net debt, long-term debt and maintaining the net debt floor; timing of the Superior rebuild; timing of planned maintenance turnarounds and throughput impact; closing outstanding WTI price risk management positions; closing of the retail fuels network sale; upstream production, downstream operations and performance; maintaining capital discipline while growing total shareholder returns beyond the base dividend through share buybacks under the NCIB and variable dividends; ESG focus areas and targets, including GHG emissions reductions through the Oilsands Pathways to Net Zero Alliance; and progressing GHG-reducing technologies, including carbon capture and storage projects.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry

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generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt to between $9 billion and $4 billion; compliance costs, commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s updated 2022 Guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity prices, operating and capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; ability to successfully complete development plans and improve asset performance; and risks associated with climate change and Cenovus’s assumptions relating thereto.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the periods ended December 31, 2021 and March 31, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

SPECIFIED FINANCIAL MEASURES
This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in our MD&A for the period ended March 31, 2022, (available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.
Upstream Operating Margin and Downstream Operating Margin
Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.
Total Operating Margin
Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

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	Upstream		Downstream		Total
Three Months Ended ($ millions)	March 31, 2022 (1)	December 31, 2021 (2)	March 31, 2022 (1)	December 31, 2021 (2)	March 31, 2022	December 31, 2021
Revenues
Gross Sales	10,897	8,237	8,247	8,135	19,144	16,372
Less: Royalties	1,185	815	-	-	1,185	815
	9,712	7,422	8,247	8,135	17,959	15,557
Expenses
Purchased Product	2,089	1,410	6,946	7,348	9,035	8,758
Transportation and Blending	2,923	2,387	2	-	2,925	2,387
Operating	909	865	645	689	1,554	1,554
Realized (Gain) Loss on Risk Management	871	202	110	56	981	258
Operating Margin	2,920	2,558	544	42	3,464	2,600

(1)Found in Note 1 of the March 31, 2022, interim Consolidated Financial Statements.
(2)Found in Note 1 of the December 31, 2021, interim Consolidated Financial Statements.
Adjusted Funds Flow and Free Funds Flow
The following table provides a reconciliation of cash from (used in) operating activities found in our Consolidated Financial Statements to Adjusted Funds Flow and Free Funds Flow. Adjusted Funds Flow per share is calculated by dividing Adjusted Funds Flow by the weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

Three Months Ended ($ millions)	March 31, 2022	December 31, 2021	March 31, 2021
Cash From (Used in) Operating Activities (1)	1,365	2,184	228
(Add) Deduct:
Settlement of Decommissioning Liabilities	(19)	(35)	(11)
Net Change in Non-Cash Working Capital	(1,199)	271	(902)
Adjusted Funds Flow	2,583	1,948	1,141
Capital Investment	746	835	547
Free Funds Flow	1,837	1,113	594

(1)Found in the March 31, 2022, or December 31, 2021, interim Consolidated Financial Statements.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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